

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2013

Via E-mail
Mr. Marek Tomaszewski
President
Altimo Group Corp.
Józefa Bema 6A
Bydgoszcz, 85-001 Poland

> **Re: Altimo Group Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 30, 2013**
> **File No. 333-188401**

Dear Mr. Tomaszewski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the correct address for your agent for service, insofar as it appears that there is no city in Wisconsin named "Medicon."

2. We note your response to comment 2 from our letter to you dated June 4, 2013, and the related revisions in your filing. Please revise your filing to reconcile your disclosure on page 42 which states "[a]fter this offering is completed, assuming the sale of all of the shares of common stock, present stockholders will own approximately 50% of our outstanding shares" with your disclosure elsewhere in your filing, such as on page 21 that "[y]our existing stockholder will own 44% of the total number of shares then outstanding" if 100 percent of the shares are sold. We also note your disclosure at page 12 (emphasis added) that if all shares are sold, he will own "44% <u>or more</u>" of your outstanding shares. Revise to provide accurate and consistent disclosure.

Plan of Operation, page 24

3. Under the caption "Purchase frozen yogurt machines SS100 and supplies" at page 26, you state that you "plan to purchase machines and supplies from the same company." You also state that "During our phone conversation with Forte Supply – Boulder representative it was confirmed, that they have the frozen yogurt machines in stock so we just need to purchase equipment, supplies packages and frozen yogurt mixes from them." In looking briefly at the Forte Supply website (myfrozenyogurtstore.com), however, we found nothing to indicate that they sell or provide frozen yogurt mixes. Similarly, the contract you filed as exhibit 10.2 is silent regarding supplies packages and frozen yogurt mixes. We also note that you have decreased the estimated amounts you entered as the costs for "supplies" in the table at page 19, but that you made no such revisions to the table at page 28. You also left unchanged your unit cost estimate of $1.50 in the first sentence under "Revenue" at page 32. Please revise to explain briefly how you calculated the $1.50 estimate. Also, please explain to us your basis for the $1.50 estimate and the other disclosures referenced in this comment, and make related revisions as appropriate.

Financial Statements, page F-1

4. We note that you have not included an audit opinion with your registration statement. Please ensure that each amendment to your registration statement includes the financial statements required to comply with Article 8 of Regulation S-X, updated as necessary to comply with Rule 8-08. Please also ensure that you include an audit opinion for the appropriate periods and that you obtain and file an updated consent from your auditors in Exhibit 23 to comply with Item 601 of Regulation S-K. We will not be in a position to process any further amendments that do not include an audit opinion.

Legal Matters [forthcoming]

5. In the opinion filed as Exhibit 5.1, counsel states that it consents "to the reference to our firm under the caption 'Legal Matters.'" Please revise your filing to name counsel in the prospectus.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        David Lubin, Esq.